Exhibit 99.1

Media Release

Planegg/Munich, Germany, April 21, 2020

MorphoSys Appoints Roland Wandeler, Ph.D., as Chief Commercial Officer

MorphoSys (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today the appointment of Roland Wandeler, Ph.D., as Chief Commercial Officer (CCO) of MorphoSys, effective May 5, 2020. In this newly created role, Mr. Wandeler will lead all global commercial operations as a member of the Management Board of MorphoSys AG. Mr. Wandeler will be responsible for all commercialization activities worldwide and will oversee the Company’s U.S. operations with its planned launch of MorphoSys’ proprietary anti-CD19 antibody tafasitamab, which is currently under priority review with the FDA.

“We are delighted to welcome Roland as CCO and new member of the Management Board. Roland brings a wealth of leadership experience, a clear focus on customer and patient needs, and a track record of exceptional execution in leading and growing businesses, both in the U.S. and internationally. We are confident that, together with him, we will successfully launch our lead product tafasitamab, if approved by the FDA,” commented Jean-Paul Kress, M.D., CEO and Chairman of the MorphoSys Management Board.

Mr. Wandeler added: “I am honored to join the team at MorphoSys at this exciting time, as the Company evolves into a commercial-stage enterprise. Throughout my career, in markets around the world, I have been passionate about building and leading diverse, high-performing teams and driving innovation for patients. With tafasitamab, MorphoSys has a great opportunity to bring a potential new therapy to patients with blood cancer, true to our mission to improve the lives of patients suffering from serious diseases.”

Mr. Roland Wandeler has more than 15 years of commercial leadership and general management experience in the pharmaceutical and biotechnology industry, with a strong track record of building and leading sizable affiliates and U.S. franchises across multiple therapeutic areas, including oncology and hematology. Prior to MorphoSys, Mr. Wandeler held positions of increasing responsibility at Amgen, Inc., including General Manager Germany in Munich and General Manager Spain & Portugal in Barcelona, before most recently serving as Corporate Vice President and General Manager of Amgen’s US Bone Health and Cardiology Business Unit in Thousand Oaks, California. Mr. Wandeler initially joined Amgen in 2006 in strategic planning for its international business. Subsequent highlights include sales and business unit leadership roles in Germany at the time of several launches across therapeutic areas.

Mr. Wandeler began his career at Boston Consulting Group (BCG) in Zurich, Switzerland and Los Angeles, California, where he was a core member of BCG’s global Healthcare Practice as well as a Member of the Zurich and Los Angeles Management Teams. Dr. Wandeler holds a M.Sc. in Chemical Engineering and a Doctorate in Technical Sciences from ETH Zurich.

About tafasitamab

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing.In January 2020, MorphoSys and Incyte Corporation entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, outside the U.S., Incyte will have exclusive commercialization rights. Tafasitamab is being clinically investigated as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL) who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The ongoing phase 3 study B-MIND assesses the combination of tafasitamab and bendamustine versus rituximab and bendamustine in r/r DLBCL. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, 28 of which are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. MorphoSys most advanced proprietary product candidate, tafasitamab (MOR208), is in late-stage clinical development for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has over 400 employees. More information at www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc. XmAb® is a trademark of Xencor, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the appointment and upcoming tasks of a CCO, the licensing agreements for tafasitamab, the further clinical development of tafasitamab, interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab as well as the potential future commercialization of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Investor Contact:

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Media Contacts:

Dr. Anca Alexandru

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26738

Anca.Alexandru@morphosys.com

Dr. Verena Kupas

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com